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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
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                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    Circle International Group, Inc.          (Month/Day/Year)                 EGL, Inc. (NASDAQ:EAGL)          (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)               7/02/00               5. Relationship of Reporting        -----------------------
    260 Townsend Street                    ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                   X  Form filed by
San Francisco   California     94107          (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------         94-1740320                -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Not applicable.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option to purchase Common Stock(1)  (2)    (3)          Common Stock   3,731,318(4)    (5)             D
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Explanation of Responses:
    (1)  The option (the "Option") to purchase shares of common stock, par value
$0.001 per share ("Common Stock"), of the Issuer was granted pursuant to the
Stock Option Agreement, dated as of July 2, 2000 (the "Option Agreement"), between Circle International Group, Inc. ("Circle") and the Issuer (filed as
Exhibit 10.2 to Circle's Current Report on Form 8-K dated July 2, 2000).  The
Option contains a put right in favor of Circle with respect to the shares of       CIRCLE INTERNATIONAL GROUP, INC.
Common Stock purchased pursuant to the Option.
    (2)  The Option becomes exercisable upon the date on which Circle becomes      By:       /s/ Janice Kerti          July 12, 2000
unconditionally entitled to receive the $16 million termination fee pursuant to       -------------------------------  -------------
Section 9.5 of the Agreement and Plan of Merger, dated as of July 2, 2000 (the        **Signature of Reporting Person       Date
"Merger Agreement"), among Circle, the Issuer and EGL Delaware I, Inc. (filed as        Janice Kerti
Exhibit 2.1 to Circle's Current Report on Form 8-K dated July 2, 2000).  The            Senior Vice President and
Option Agreement limits Circle's total profit with respect to the shares of             Chief Financial Officer
Common Stock that may be purchased pursuant to the Option to $16 million.  Total profit includes, among other things, amounts payable to Circle pursuant to (a)
the put right and (b) Section 9.5 of the Merger Agreement.
    (3)  The Option expires upon the earliest to occur of (i) the effective time of the merger of Circle and EGL Delaware I, Inc., (ii) April 15, 2001, and
(iii) termination of the Merger Agreement in accordance with its terms unless the Issuer is obligated to pay the $16 million termination fee pursuant to
Section 9.5 of the Merger Agreement in connection with such termination.
    (4)  The number of shares of Common Stock adjusts to equal 10.1% of the sum of the number of issued and outstanding shares of Common Stock and the number of such shares issuable pursuant to outstanding options or similar rights to acquire shares of Common Stock.
    (5)  The exercise price is equal to the average of the closing prices of common stock, par value $1.00 per share, of Circle as reported on the Nasdaq
National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which Circle sends a written to notice to the Issuer stating that Circle intends to exercise the Option.

This Statement shall not be an admission that Circle is, for purposes of Section
16 of the Securities Exchange Act of 1934 or other laws or regulations, the beneficial owner of any equity securities covered by this Statement. Circle expressly disclaims beneficial ownership with respect to shares of Common Stock that may be purchased by EGL pursuant to the term s of the Option Agreement.


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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